[Companhia Brasileira de Distribuicao
 Grupo Pao de Acucar LOGO]

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

For additional information please contact:

Ricardo Florence dos Santos
Companhia Brasileira de Distribuicao
(5511) 886-0421
ricflore@paodeacucar.com.br

David Carey / Rosemary Otero
Edelman Financial
(212) 704-4449 / 4486
david_carey@edelman.com



              COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD) ANNOUNCES
                         OCTOBER 1998 NET SALES FIGURES

                  October 1998 Same Store Sales Increase 21.1%

Sao Paulo, Brazil, November 18, 1998 - Companhia Brasileira de Distribuicao (NYSE:CBD, BOVESPA:PCAR4) today announced preliminary, non-audited October 1998 net sales figures. The information discussed below represents net sales variations of all CBD stores and same store formats, indexed by the accumulated inflation index for the period, IGP-DI.

Total net sales for October 1998 increased 65.3% to R$ 416.4 million compared to October 1997. Accumulated 10 month total net sales for 1998 reached R$ 3,444.1 million, a 39.9% increase compared to the same period of 1997.

Same store net sales in October grew 21.1% compared to October 1997. Accumulated 10 month 1998 same store sales increased 7.2% compared to the same period of the previous year.

Total store sales variations are presented below in constant currency compared to the sector performance figures for total stores published by ABRAS (Brazilian Food Retailers Association):

                                    ---------------------------------------
                                            CBD                 ABRAS
                  1998 x 1997          (All Stores)         (All Stores)
            ----------------------  ------------------   ------------------
            October                       61.3%                13.7%

            Accumulated 10 mos.           34.1%                 5.7%
            ---------------------------------------------------------------

Factors which contributed to these results were:

o Efficiency gains and increased CBD brand loyalty increased number of clients by 75.7% compared to the same period of last year;
o Continuity of Grupo Pao de Acucar (CBD)'s corporate campaign celebrating the company's 50th anniversary, boosting sales of Extra and Pao de Acucar divisions;
o Promotions associated with the anniversary of the Barateiro division in October, resulting in a 15.8% sales increase in this division compared to the previous month;
o Performance of the 11 remodeled and reopened Pao de Acucar stores, and 2 Barateiro stores converted into Extra hypermarkets;
o Introduction of the promotional campaign "One Real is Worth More" in the Extra division during October, stimulating sales of non-food products and generating higher store traffic for food products;

                                    - more -


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Companhia Brasileira de Distribuicao
Page 2


As previously announced, the Superbox division was retired as of October 1, 1998, including conversion of 2 stores into Barateiro supermarkets, 2 into Extra hypermarkets, 2 into Pao de Acucar supermarkets and 1 store closed in Belem, Para.

Net Sales by Division 1998/1997 - Variation (%)
(Preliminary, non-audited)

                                   --------------------------------------------
                                     Nominal Currency       Constant Currency
                                     (Corporate Law)       (Indexed by IGP-DI)
                                   --------------------- ----------------------
                                         October                   October
                                   --------------------- ----------------------
                                     Total       Same      Total          Same
          ---------------------------------------------- ----------------------
          Pao de Acucar               47.3%      25.0%      43.8%         22.0%
          Extra                      118.1%      27.6%     112.8%         24.6%
          Eletro                      38.2%       3.2%      34.9%          0.8%
          Barateiro                       -      10.0%          -          7.4%
          ---------------------------------------------------------------------
          CBD                         65.3%      24.0%      61.3%         21.1%
          ---------------------------------------------------------------------

                                   --------------------------------------------
                                     Nominal Currency       Constat Currency
                                     (Corporate Law)       (Indexed by IGP-DI)
                                   --------------------- ----------------------
                                      Accum. 10 Months      Accum. 10 Months
                                   --------------------- ----------------------
                                     Total       Same      Total          Same
          ---------------------------------------------- ----------------------
          Pao de Acucar               21.6%      12.1%      16.5%          7.5%
          Extra                       93.9%      23.2%      85.9%         18.2%
          Eletro                       9.4%      -5.4%       4.9%         -9.3%
          Barateiro                       -      10.0%          -          7.4%
          ---------------------------------------------------------------------
          CBD                         39.9%      11.8%      34.1%          7.2%
          ---------------------------------------------------------------------

Barateiro division same stores sales, as shown in the above table, include the performance of 2 Superbox stores added to the division. In addition, same store sales figures exclude sales from 7 and 6 Pao de Acucar stores which were partially or totally closed for renovations during October 1998 and October 1997, respectively.

New Store Openings / Conversions

o Conversion of 4 Barateiro hypermarkets into Extra stores by the end of November 1998, including 1 store which operates as Extra division since November 5, 1998.

o Inauguration of 1 Extra hypermarket in Sao Paulo on November 12, 1998 and the opening of another store by the end of November 1998. This will mark the completion of 30 hypermarkets in operation at year-end, according to the Company's Investment Plan.


Companhia Brasileira de Distribuicao operates a total of 283 stores in four formats in 11 Brazilian states. In addition to the Pao de Acucar and Barateiro supermarket divisions, the Company operates Extra hypermarkets and Eletro home appliance stores.

                       http://www.grupopaodeacucar.com.br

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